UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 1-12804

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

(Full title of the Plan)

MOBILE MINI, INC.

(Name of the issuer of the securities held pursuant to the Plan)

4646 E. VAN BUREN, SUITE 400

PHOENIX, ARIZONA 85008

(Address of principal executive office of the issuer)

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Financial Statements

And

Supplemental Schedules

December 31, 2016 and 2015

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Administrative Committee of

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

We have audited the accompanying statements of net assets available for benefits of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of delinquent participant contributions and schedule of assets (held at end of year) as of or for the year ended December 31, 2016, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 29, 2017

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31, 2016 and 2015

	2016	2015
Assets
Cash	$69,190	$10,492,656
Investments at fair value	20,783,153	2,054,492
Notes receivable from participants	516,962	298,737
Contributions receivable	96,671	—
Other employer contributions receivable	35,602	—

Total assets	21,501,578	12,845,885
Liabilities
Excess employee deferrals	(14,581)	(37,336)

Net assets available for benefits	$21,486,997	$12,808,549

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2016

Additions to net assets attributed to:
Contributions:
Participant	$2,701,101
Rollovers	455,893
Employer	478,820

Total contributions	3,635,814

Interest income on notes receivable from participants	25,019
Investment income:
Net appreciation in fair value of investments	1,141,557
Interest and dividends	392,453

Total investment gain	1,534,010
Other Income	5,707

Total additions	5,200,550

Deductions from net assets attributed to:
Benefits paid to participants	(3,981,003)
Administrative fees	(86,104)

Total deductions	(4,067,107)

Net increase in net assets available for benefits	1,133,443
Transfer of assets into plan	7,545,005
Net assets available for benefits

Beginning of year	12,808,549

End of year	$21,486,997

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description

The following is a brief description of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of the eligible employees of the Company. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants may apply to withdraw their 401(k) contributions in the event a Participant is over age 59 1/2, or apply for a loan when the Participant has a financial hardship as stipulated in the Plan provisions. Only funds from an active employee’s other investment options (not Company stock in the Plan) can be used to provide the funds for the loan or withdrawal.

Trustee The Plan engaged Wells Fargo Bank, N.A (the “Trustee” or “Wells Fargo”) as Trustee and Custodian to the Plan, as well as to provide recordkeeping, custodial and administrative services to the Plan. All Plan assets are held in trust with the Trustee. In anticipation of transferring the Plan assets to the new Trustee in 2016, the Plan’s investments, except common stock, were liquidated on December 31, 2015 and the resulting cash was held in a non-interest bearing cash account as of that date. All Plan assets were held by Capital Bank & Trust as of December 31, 2015. The cash and common stock were transferred to the Trustee on January 4, 2016 and was subsequently allocated to participant accounts and re-invested in funds offered by Wells Fargo. For those Participants that did not make fund selections prior to the Plan transfer to Wells Fargo, the Participants’ accounts were invested in target date funds based on the age and estimated retirement date of the Participant.

Eligibility Employees are eligible to participate in the Plan with Participant elective deferrals on the first day of the following month upon meeting the following eligibility conditions: (1) completed 30 days of service and (2) have attained age 18. Employees were also eligible for the Company’s discretionary matching contribution and the Company’s non-elective contribution on the first day of the following month upon meeting the following eligibility conditions: (1) completed one period of service, which is twelve months after the Participant’s date of hire and (2) have attained age 18. Generally, employees of acquired companies, who meet the eligibility conditions of the Plan, may participate immediately upon acquisition.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

Contributions Participants may contribute a fixed amount or a percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may provide a discretionary match to eligible Participants’ contributions. In 2016, the company matched 25% of Participants’ contributions up to 8% of their annual salary. The discretionary match is Participant directed and is deposited to the Participants’ account on a bi-weekly basis. At its sole discretion, the Company can make an additional non-elective contribution to Participants who are employed by the Company for one year and on the last day of the Plan year. There was no discretionary non-elective contribution in 2016. Participant and Company contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the applicable IRC.

Participant Accounts Separate accounts are maintained for each Participant. Each Participant’s 401(k) account is credited with the Participant’s contribution and rollovers, the Company’s matching contributions and any allocation of the Company’s discretionary non-elective contributions. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account balance.

Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service.

Forfeitures Upon a Participant’s termination, the unvested portion of the employer match contributions in the Participant’s account is forfeited. Forfeited non-vested accounts totaled $45,463 and $11,971 at December 31, 2016 and 2015. During 2016, $30,466 of forfeited non-vested accounts was used to pay administrative expenses.

Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. Administrative expenses may be paid through forfeited unvested accounts.

Distributions Vested benefits are distributed to Participants upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; (3) financial hardship as stipulated in the Plan provisions; or (4) disability or death. Vested benefits are distributed to Participants (or the designated beneficiary) in a lump-sum payment or installment payments. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

Notes Receivable from Participants The Plan allows Participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan loan policy and the IRC. Notes receivable from Participants as of December 31, 2016 and 2015 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year end. The loans are secured by the vested balance in the Participant’s account. As of December 31, 2016, the term of loan repayments ranges up to fifteen years and loans bear interest between 4.25% and 8.00%. Principal and interest are paid ratably through payroll deductions.

Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 – Significant Accounting Policies

Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2016 and 2015 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2016. Actual results could differ from those estimates.

Risks and Uncertainties The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the general level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments could occur and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits. These and other economic events may have a significant adverse impact on investment portfolios in the near term.

Investment Valuation The Plan’s investments are stated at fair value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by the Trustee based on net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 2 – Significant Accounting Policies (continued)

Net Appreciation in Fair Value The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Benefits Benefits are recorded when paid.

Impact of Recently Issued Accounting Standards In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, eliminating the requirement to categorize investments measured using the Net Asset Value (“NAV”) practical expedient in the fair value hierarchy. Instead, entities will be required to disclose the fair value of such investments so that financial statement users can reconcile amounts reported in the fair value hierarchy table and the amounts reported on the balance sheet.

The ASU is effective for fiscal years beginning after December 15, 2015 and we have adopted this guidance as of January 1, 2016. As a result, investments in collective trusts that have been valued utilizing NAV as a practical expedient are not classified in the fair value hierarchy as of December 31, 2016. The adoption of this ASU requires retroactive application, however, the Plan did not have any investments valued utilizing NAV as of December 31, 2015.

Note 3 – Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820 Fair Value Measurement and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or collaborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There has been no changes to methodologies used at December 31, 2016 and 2015. However, as noted previously, at December 31, 2015, the Plan did not hold any investments except common stock.

Common stock:	Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:	Valued at the NAV of shares held by the Plan at year end based on readily determinable fair values, which are published daily and are the basis for current transactions.

Collective trust:	The Trust invests in the Wells Fargo Stable Return Fund N (“the Fund”), which is established, operated, and maintained for the collective investment and reinvestment of monies contributed thereto by the Trustee. The Fund seeks to provide investors with a moderate level of stable income without principal volatility. The investment is valued utilizing the net asset valuation, exclusive of the adjustment to contract value, which is a practical expedient. The use of this practical expedient is appropriate as the collective trust fund does not have a finite life, unfunded commitments, or significant restrictions on redemptions.

The carrying amounts of cash, receivables, and excess employee deferrals approximate fair values based on their short-term nature. The preceding methods may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements (continued)

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock	$1,511,229	$—	$—	$1,511,229
Mutual funds	18,557,412	—	—	18,557,412

Total investments in fair value hierarchy	20,068,641	—	—	20,068,641

Collective funds				714,512

Total investments	$20,068,641	$—	$—	$20,783,153

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock	$2,054,492	$—	$—	$2,054,492

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 4 – Investments

As described in Note 1, the Plan’s investments, except common stock, were liquidated on December 31, 2015.

Investments consist of the following at December 31:

	2016	2015
Target Date Retirement Series Fund	$15,998,650	$—
Stable Return Fund N	714,512	—
Vanguard 500 Index Admiral	416,743	—
American Beacon Bridgeway Lg Cp Val Inst	278,883	—
Vanguard Small Cap Index Adm	274,776	—
MassMutual Select Blue Chip Growth I	260,748	—
Metropolitan West Total Return Bond I	228,281	—
Vanguard Mid-Cap Index Adm	202,367	—
MFS Mid Cap Value R6	188,994	—
Vanguard Total Bond Market Index Admiral	178,415	—
Principal Real Estate Securities Inst	158,893	—
Lazard International Strategic Eq Instl	113,318	—
MassMutual Select Mid Cap Gr Eq II I	112,939	—
Principal SmallCap Growth I Inst	71,635	—
American Beacon Small Cap Value I	41,182	—
Oppenheimer Developing Markets Y	29,147	—
Vanguard Total Intl Stock Index Admiral	2,441	—

	19,271,924	—
Mobile Mini, Inc. Common Stock:
Total Mobile Mini, Inc. Common Stock	1,511,229	2,054,492

	$20,783,153	$2,054,492

Note 5 – Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2016 and 2015 Plan years, and it was determined certain Participants would be refunded a portion of their contributions. The refunds accrued at December 31, 2016 and 2015 and refunded in 2017 and 2016 were $14,581 and $37,336, respectively.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 6 – Tax Status of the Plan

The Plan is a non-standardized prototype plan developed by the Plan Sponsor of the Plan. The Plan obtained its latest opinion letter on March 31, 2008, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the opinion letter consisting primarily of changes resulting from changes in regulations. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust remains tax-exempt at December 31, 2016. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 7 – Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in the Company’s common stock. These transactions are considered exempt party-in-interest transactions. Of the total administrative fees of $86,104, $55,719 was paid to the Trustee and is considered exempt party-in-interest transactions. In addition, $30,385 was paid to First Western Trust for investment advisory fees, and are not considered party-in-interest transactions.

Note 8 – Plan Merger

The Evergreen Tank Solutions, Inc. Profit Sharing and 401(k) Plan (“the ETS Plan”) and The Water Movers, Inc. 401(k) Plan (“the WMI Plan”) were merged into the Plan and all investments of the ETS Plan and WMI Plan were liquidated into cash as of December 31, 2015 and transferred to the Trustee in January 2016.

The ETS Plan was a defined contribution plan, subject to the provisions of ERISA, covering all employees, except those covered by a collective bargaining agreement, nonresident aliens, leased employees, and day laborers. Employees were eligible for participation following the completion of six months of service.

The WMI Plan was a defined contribution 401(k) deferral plan, subject to the provisions of ERISA, for all employees, except residents of Puerto Rico, those covered by a collective bargaining agreement, leased employees, and nonresident aliens. Employees were eligible for participation following the completion of six months of service.

Total assets transferred into the Plan was $7,545,005. Assets transferred from the ETS Plan consisted of $5,702,326 of investments, $325,667 of participant notes receivable and $378,802 of employer match contribution receivable. Assets transferred from the WMI Plan consisted of $1,029,544 of investments, $22,352 of participant notes receivable and $86,314 of employer match contribution receivable. The transfer is reflected in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 9 – Delinquent Participant Contributions

The Department of Labor’s Regulation 29 CFR 2510.3-102 requires defined contribution plans to remit plan assets as of the earliest date on which such contributions or repayments can reasonably be segregated from the Company’s general assets, but in no event, later than the 15th business day of the month following the month in which the participant contribution or loan repayment amounts are withheld. For the year ended December 31, 2016, the Company failed to remit certain Participant contributions and loan repayments to the Plan in a timely manner, thus constituting non-exempt transactions between the Plan and the Company, as reported on Schedule H, line 4(a); Schedule of Delinquent Participant Contributions (“Schedule H, line 4(a)”).

Delinquent Participant contributions in the amount of $221,885 for the 2016 Plan year were remitted to the Plan on various dates in 2016, in addition to any lost earnings. Additionally, $12,475 of delinquent Participant contributions were not remitted to the Plan as of December 31, 2016, and were thus included in contributions receivable on the Statements of Net Assets Available for Benefits. These delinquent contributions, including any lost earnings, were remitted to the Plan in 2017 and are reflected in Schedule H, line 4(a).

Note 10 – Subsequent Events

Plan management has evaluated subsequent events through the date the financial statements of the Plan were issued.

SUPPLEMENTAL SCHEDULES

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

For the year ended December 31, 2016

				Total that Constitutes Nonexempt Prohibited Transactions
Payroll Date	Fund Date	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
01/15/2016	02/05/2016	$87,792	☑		$87,792
01/29/2016	07/12/2016	1,343	☐		1,343
02/05/2016	07/12/2016	4	☐		4
02/12/2016	07/12/2016	522	☐		522
02/19/2016	07/12/2016	108	☐		108
02/26/2016	07/12/2016	1,747	☐		1,747
03/08/2016	07/12/2016	19,391	☐		19,391
03/29/2016	07/12/2016	49	☐		49
04/08/2016	07/12/2016	53	☐		53
04/13/2016	07/12/2016	67	☐		67
04/14/2016	07/12/2016	117	☐		117
04/22/2016	07/12/2016	211	☐		211
05/04/2016	07/12/2016	65,537	☐		65,537
05/06/2016	07/12/2016	3,068	☐		3,068
05/09/2016	07/12/2016	4	☐		4
05/10/2016	07/12/2016	11	☐		11
05/14/2016	07/12/2016	19	☐		19
05/20/2016	07/12/2016	3,688	☐		3,688
05/24/2016	07/12/2016	7,154	☐		7,154
05/27/2016	07/12/2016	28	☐		28
06/03/2016	07/12/2016	59	☐		59
06/07/2016	07/12/2016	46	☐		46

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

For the year ended December 31, 2016

				Total that Constitutes Nonexempt Prohibited Transactions
Payroll Date	Fund Date	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
06/20/2016	05/31/2017	29	☐	29
06/22/2016	05/31/2017	9	☐	9
07/05/2016	05/31/2017	7	☐	7
07/05/2016	06/09/2017	44	☐	44
07/07/2016	06/09/2017	56	☐	56
07/15/2016	06/09/2017	23	☐	23
07/18/2016	05/31/2017	38	☐	38
07/19/2016	05/31/2017	6	☐	6
07/28/2016	05/31/2017	2,941	☐	2,941
07/29/2016	05/31/2017	1,950	☐	1,950
08/02/2016	05/31/2017	1,849	☐	1,849
08/09/2016	09/12/2016	29,529	☐		29,529
08/09/2016	09/27/2016	737	☐		737
08/12/2016	06/09/2017	2	☐	2
08/17/2016	05/31/2017	60	☐	60
08/18/2016	05/31/2017	489	☐	489
08/19/2016	06/09/2017	2	☐	2
08/26/2016	05/31/2017	600	☐	600
09/12/2016	06/09/2017	446	☐	446
09/16/2016	05/31/2017	714	☐	714
09/23/2016	05/31/2017	75	☐	75
09/28/2016	06/09/2017	36	☐	36

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

For the year ended December 31, 2016

				Total that Constitutes Nonexempt Prohibited Transactions
Payroll Date	Fund Date	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
10/07/2016	05/31/2017	155	☐	155
10/07/2016	06/09/2017	388	☐	388
10/11/2016	05/31/2017	1,671	☐	1,671
10/12/2016	05/31/2017	74	☐	74
10/21/2016	11/15/2016	298	☐		298
10/24/2016	11/15/2016	7	☐		7
10/25/2016	11/15/2016	296	☐		296
10/28/2016	05/31/2017	50	☐	50
11/04/2016	06/09/2017	52	☐	52
11/08/2016	05/31/2017	270	☐	270
11/09/2016	05/31/2017	10	☐	10
11/21/2016	05/31/2017	13	☐	13
11/23/2016	06/09/2017	349	☐	349
12/02/2016	06/09/2017	16	☐	16
12/07/2016	06/09/2017	35	☐	35
12/16/2016	05/31/2017	2	☐	2
12/27/2016	05/31/2017	14	☐	14

Total		$234,360		$12,475	$221,885	$—	$—

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

As of December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, interest rate, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Wells Fargo	Target Date Retirement Series Fund	***	$15,998,650
*	Wells Fargo	Stable Return Fund N	***	714,512
	Vanguard	Vanguard 500 Index Admiral	***	416,743
	American Beacon	American Beacon Bridgeway Lg Cp Val Inst	***	278,883
	Vanguard	Vanguard Small Cap Index Adm	***	274,776
	Massachusetts Mutual	MassMutual Select Blue Chip Growth I	***	260,748
	TCW	Metropolitan West Total Return Bond I	***	228,281
	Vanguard	Vanguard Mid-Cap Index Adm	***	202,367
	MFS	MFS Mid Cap Value R6	***	188,994
	Vanguard	Vanguard Total Bond Market Index Admiral	***	178,415
	Principal	Principal Real Estate Securities Inst	***	158,893
	Lazard	Lazard International Strategic Eq Instl	***	113,318
	Massachusetts Mutual	MassMutual Select Mid Cap Gr Eq II I	***	112,939
	Principal	Principal SmallCap Growth I Inst	***	71,635
	American Beacon	American Beacon Small Cap Value I	***	41,182
	Oppenheimer	Oppenheimer Developing Markets Y	***	29,147
	Vanguard	Vanguard Total Intl Stock Index Admiral	***	2,441
**	Mobile Mini, Inc.	Common stock of plan sponsor	***	1,511,229
	Notes receivable from participants	Interest rates ranging from 4.25% to 8.00%, maturity dates through April 2031, and collateralized by the participant’s account balance.	-0-	516,962

				$21,300,115

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant directed, therefore, disclosure of cost is not required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

June 29, 2017	By:	/s/ Chad Ainsworth
Chad Ainsworth
Vice President,
Chief Accounting Officer of Mobile Mini, Inc.